UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

PEN Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

706582 202

(CUSIP Number)

Scott E. Rickert

701 Brickell Ave., suite 1550

Miami, Florida 33131

844-273-6462

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 706582 202	13D

(1) Names of reporting persons	Scott E. Rickert
(2) Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
(3) SEC use only
(4) Source Of Funds	PF
(5) Disclosure Of Legal Proceedings
(6) Citizenship Or Place Of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	520,090[1]
(8) Shared voting power	none
(9) Sole dispositive power	520,090[1]
(10) Shared dispositive power	none
(11) Aggregate amount beneficially owned by each reporting person	520,090[1]
(12) check if the aggregate amount in Row (9) exceeds certain shares (see instructions)	[X]
(13) Percent of class represented by amount in Row (9)	31%[2]
(14) Type of reporting person (see instructions)	IN

1	11,924 shares of Class B common stock are held directly. The rest of the subject securities are held by Rickert Family, Limited Partnership an entity for which Mr. Rickert is the general partner has sole voting and dispositive control. Mr. Rickert disclaims beneficial ownership of two-thirds of the shares held by the partnership for which he does not have pecuniary interest and this filing should not be construed as an admission that the reporting person is the beneficial owner of these securities.

2	This calculation is based on the number of Class A shares now outstanding. Assuming all Class B shares now outstanding were converted into Class A shares, reporting person would have beneficial ownership of 17%

Cusip No. 706582 202	13D

Item 1. Security and Issuer.

Reporting person holds Class A Common Stock and Class B common stock of PEN Inc. The address of issuer’s principal executive office is: 701 Brickell Ave., Suite 1550, Miami, Florida 33131. The Class B common stock is convertible share for share at any time at holder’s option into Class A common stock of issuer and is subject to mandatory conversion under certain circumstances.

Item 2. Identity and Background.

(a)	Scott E. Rickert

(b)	701 Brickell Ave., Suite 1550, Miami FL 33131

(c)	CEO, Director and Chairman of PEN Inc..

(d)	None

(e)	No

(f)	U.S.A., Florida

Item 3. Source or Amount of Funds or Other Consideration.

The Class B common stock held by the partnership was received on August 27, 2014 under the Agreement and Plan of Merger and Exchange, dated March 10, 2014, as amended, among Applied Nanotech Holdings, Inc., PEN Inc., NanoMerger Sub Inc., NanoHolding Inc., and Carl Zeiss, Inc. The class B stock of NanoHolding was received in exchange for Units of Class B membership interest in Nanofilm, Ltd. that had been held since the formation of Nanofilm, Ltd. in 1995.

Class A shares were acquired on May 23, 2017 with personal funds and are held by the partnership.

Item 4. Purpose of Transaction.

Investment. Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the issuer;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Cusip No. 706582 202	13D

Item 5. Interest in Securities of the Issuer.

(a)	See above

(b)	Mr. Rickert has sole voting and dispositive power with respect to the 11,924 shares of Class B common stock held directly and the 1,392,768 shares of Class B common stock and 131,731 shares of Class A common stock held by the partnership.

(c)	During the last 60 days, the reporting person acquired 43,910 shares of Class A common stock as a result of the partnership’s purchase at a price of $0.38 per share in a private transaction on May 23, 2017 per share, and on April 28, 2017 he was awarded 5,974 shares of Class B common stock as a director’s fee for attending a board meeting of the issuer and for accrued board fees valued based on the closing price that day of $1.30 per share.

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

Cusip No. 706582 202	13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott E. Rickert
Scott E. Rickert
May 25, 2017